

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Graham Tuckwell
Founder and Executive Chairman
ETFS Capital Limited
15 Rathbone Place
London W1T 1HU
United Kingdom

> **Re: ETFS Capital Limited**
> **WisdomTree, Inc.**
> **PREC14A filed April 17, 2024 by ETFS Capital Limited and Graham Tuckwell**
> **File No. 001-10932**

Dear Graham Tuckwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed April 17, 2024

Cover Page

1.   For clarity and to avoid confusion, consider presenting the matters up for election at the 2024 Annual Meeting in the same order as they appear on the Company card. While the director election is labeled as "Proposal 1" on page 11, on the cover page, you include only four proposals to be voted on and do not include the director election.

Important, page 4

2.   We note your reference to "ETFS' recommendations on the other proposals" here and on the proxy card, however the proxy statement discloses that ETFS does not make any recommendation with respect to proposals other than the election of directors. Please revise to clarify or advise.

Background to the Solicitation, page 6

3.   We note that on March 25, 2024, ETFS Capital amended its Schedule 13D and attached its March 21, 2024 press release and letter to stockholders. However, neither the press release nor the letter were filed as soliciting materials. Please advise of the exemption from the proxy rules ETFS relied upon to publicize these materials without filing them under Rule 14a-12. In this regard, we note that the press release specifically advises other WisdomTree shareholders to vote with ETFS.

Reasons for the Solicitation, page 8

4.   For all figures and assertions of value in this and any future materials, ensure that you provide specific cites supporting such disclosure. See the footnote cites to "Bloomberg" throughout this section as an example where more specific supporting data must be provided to allow stockholders to identify supporting source materials.

5.   Please expand this section to explain why soliciting votes against only three director candidates of nine candidates up for election at the 2024 Annual Meeting will send a "clear and unequivocal message to the Board that they must appoint an independent financial advisor to examine strategic alternatives." Similar disclosure appears on page 10, where you state that "this 'VOTE AGAINST' campaign is the only way of getting the Board to conduct an independent strategic review to unlock value for all stockholders." Your expanded disclosure should explain your choice of the particular three individuals you have chosen to solicit against and why you believe their removal from the Board will cause the Company to examine strategic alternatives and why it is the only means of getting the Board to do so. In this regard, note here and under Proposal 1 on page 11 that even if these three nominees are not reelected to the Board, a majority of the Company nominees will remain. In addition, discuss whether, even if the three tender their resignations, they can be reappointed to the Board after the Annual Meeting.

Quorum, page 17

6.   We note the disclosure here that brokers may have discretionary authority to vote shares on the proposal to ratify the appointment of Ernst & Young. However, the Company's proxy statement indicates that where brokers receive your proxy materials and because this is considered a contested solicitation for these purposes, no routine matters exist on the card for brokers receiving your materials. Please revise or advise.

Solicitation of Proxies, page 19

7.   Your disclosure states that the solicitation of proxies will be made by, among other people, certain employees of ETFS. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

8.   Please confirm the second sentence of this section accurately reflects the intended

methods for soliciting proxies, or revise. In this respect, we note that telegraph is included as a possible method but email is not. Please also disclose any website that will be used to solicit proxies via the internet.

Certain Additional Information, page 22

9.   We note your disclosure that certain disclosure "is expected to be included" in the Company's proxy statement. Given that the Company's proxy statement has already been filed, please revise.

General

10.   Please ensure that all statements of opinion or belief in the proxy statement are characterized as such, and supported by a reasonable factual basis included in the proxy statement. Some (non-exhaustive) examples of beliefs which are not characterized as such and should be revised and supported include the following:

- "For many years now WisdomTree has embarked on an ill-advised strategy of trying to transform the Company from an ETF business to a DeFi business, which has resulted in the core ETF business being poorly managed whilst the Company's DeFi efforts have floundered." (page 8)
- "The operating margin for a well-run ETF business should be around 40% to 45% . . . the Company appears to be wasting around 15% of its revenues on unnecessary expenses." (page 8)

Revise generally, including to provide the basis for statements recharacterized as beliefs and other assertions of fact found in this section of the proxy statement.

11.   Revise throughout the proxy statement to identify the directors whose election you oppose and explain why you oppose them, in particular with respect to why you do not oppose other directors.

12.   In the letter to stockholders and form of proxy, you refer to "ETFS Capital Limited and the other participants in this solicitation." As only one other participant is identified in the proxy statement, revise to clarify or add disclosure with respect to all other participants.

13.   Describe the treatment of proxies voted "AGAINST" or "ABSTAIN" as to fewer than the total number of Company nominees included on your proxy card.

14.   Revise to prominently disclose throughout the proxy statement that your form of proxy does not include all of the Company nominees. In addition, state that the voting options of shareholders choosing to vote on your card are limited. Specifically, explain that shareholders voting on your proxy card cannot vote "FOR" any of the Company nominees that you oppose and should use the Company proxy card if they wish to do so. In addition, disclose that shareholders using your card as currently configured (pending resolution of our next comment below) cannot use your proxy card to vote "AGAINST" any Company nominees other than the three individuals you oppose. Provide similar

disclosure in summary form on the proxy card itself. Note in your revised disclosure that shareholders wishing to make these voting choices should use the Company's proxy card (or attend the Annual Meeting and vote in person). Alternatively, revise your proxy card to enable additional choices for shareholders electing to use it.

15.   Refer to your form of proxy and specifically, the language under "4. All Other Company Nominees." Please provide an analysis of why the voting options and manner of presentation here is appropriate under our rules, and in particular, Rule 14a-4(b)(3). In this regard, the first voting option included ("FOR ALL OTHER COMPANY NOMINEES") does not include all WisdomTree nominees, but rather, only the six individuals you do not oppose. In addition, Rule 14a-4(b)(3) specifies that where you permit a vote "FOR" all nominees, you must also permit a vote "AGAINST" such group, which is not possible as your proxy card is currently configured because shareholders who write in the names of individual Company nominees on your card will be abstaining as to those nominees.

16.   In your response letter, explain how the voting options from your proxy card can be replicated on an online voting platform and describe what voting options will be available to shareholders voting through an electronic platform with respect to voting as indicated on your proxy card.

17.   We note that ETFS Capital was a filer on Schedule 13D before the commencement of this solicitation. In your response letter, please explain why its amended Schedule 13D filed March 25, 2024 was timely and complete (with respect to its February 9, 2024 letter to the Company).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions